

July 31, 2015

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

> **Re:** **Vanguard Natural Resources, LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 24, 2015**
> **File No. 333-204696**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated July 24, 2015**
> **File No. 1-33756**

Dear Mr. Smith:

We have reviewed your amended registration statement and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2015 letter.

Amendment No. 2 to Registration Statement on Form S-4

Exhibits 8.1 and 8.2 (Tax Opinions)

1. Please note that you must provide executed tax opinions (rather than "forms of" opinions) before we will be in a position to accelerate the effectiveness of the registration statement. Refer to Sections III.D.2 and III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011). Also, if you use a short-form tax opinion, you must

ensure that the content of the tax disclosure in prospectus clearly articulates the opinions that have been rendered. The tax disclosure in your filing identifies on pages 204 to 205 tax opinions that are anticipated to be received as conditions to completing the merger, but your tax disclosure is unclear as to whether these specific tax opinions have actually been rendered. Please revise to clarify. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Form 10-K for Fiscal Year Ended December 31, 2014

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Oil, Natural Gas and NGLs Data, page 8

Proved Undeveloped Reserves, page 11

2. In response to prior comment 3, you state, "The formula we used to calculate our PUD conversion ratio is as follows: Conversion Fraction = (PUDs drilled + PUDs dropped) / (Prior Year PUD reserve balance)…As such, taking 2013 PUDs converted during 2014 alone into consideration, as shown in the calculation above, does not represent our historical conversion rate since the capital that was scheduled to be spent on 2013 PUDs was spent on PUDs added during 2014."

    It is the staff's view position that PUD volumes "dropped" from the reserves portfolio are not equivalent to PUD volumes converted to developed status.

    In the last five years (fiscal 2010-2014), the cumulative conversions of the PUD reserves which you have disclosed appear to total about 28.5% of the PUD reserves available for drilling at the beginning of each period. For the last three fiscal years , the cumulative conversions appear to be about 14% of the PUD reserves available at the beginning of each year with the largest year's conversion at 9% for 2014. Your dropped PUD volumes over the last three years appear to be about 182.9 BCFE while the converted volumes appear to be about 28.6 BCFE. The annual conversion rates underlying these cumulative conversion amounts are substantially below the annual conversion rates implied by the five year limitation on PUD reserves.

    The definitions provided in paragraphs 22 and 31 of Rule 4-10(a) of Regulation S-X indicate that it is only appropriate to claim proved undeveloped reserves if it is reasonably certain that the project to develop the reserves will commence within five years, unless specific circumstances justify a longer time. Compliance and Disclosure Interpretation 131.04 further clarifies that the mere intent to develop,

Scott W. Smith
Vanguard Natural Resources, LLC
July 31, 2015
Page 3

without more, does not constitute "adoption" of a development plan and therefore would not, in and of itself, justify recognition of reserves.

Given the definitions and interpretations applicable to proved undeveloped reserves, and that you have not developed your reserves according to the plans underlying your disclosed reserve estimates, we believe you should revise your reported reserve volumes and the internal controls used in your reserve estimation process to limit disclosed proved undeveloped reserve volumes to those quantities which are reasonably certain to be developed within five years of initial booking.

Management Discussions and Analysis and Results of Operations, page 56

Recent Developments and Outlook, page 56

3.   Your response to prior comment 4 includes draft disclosure regarding your total proved reserves as of December 31, 2014 based on the 5-year NYMEX forward strip price as of July 20, 2015. Please include this type of information in your Form 10-Q for the quarter ended June 30, 2015 in addition to the updated reserve information you intend to provide based on historical 12-month average pricing at June 30, 2015. With your response, provide us with draft language similar to the disclosure you intend to provide in this quarterly report.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas V. Getten
        Paul Hastings LLP